

MCG
CAPITAL
CORPORATION

May 8, 2015

Via Overnight Courier

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of MCG Capital Corporation
        File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation and its board of directors, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Verified Class Action Complaint in *Ruth Thomas v. Keith Kennedy, et al.,* as filed with the Court of Chancery of the State of Delaware on May 6, 2015.

If you have any questions regarding this submission, please do not hesitate to call me at (703) 247-7552.

Very truly yours,

Tod K. Reichert
Executive Vice President

Enclosure
cc: Keith Kennedy
            MCG Capital Corporation
        William D. Savitt
        Nicholas Walter
        David E. Shapiro
            Wachtell, Lipton, Rosen & Katz



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

RUTH THOMAS, individually and on behalf of all others similarly situated,	)))	
Plaintiff,	))	
v.	))	Civil Action No._____
MCG CAPITAL CORPORATION, KEITH KENNEDY, RICHARD W. NEU, KIM D. KELLY, KENNETH J. O'KEEFE, GAVIN SAITOWITZ, PENNANTPARK FLOATING RATE CAPITAL LTD., PFLT PANAMA, LLC, and PFLT FUNDING II, LLC,	)))))))))	
Defendants.	)	

VERIFIED CLASS ACTION COMPLAINT
FOR BREACH OF FIDUCIARY DUTY

Plaintiff Ruth Thomas ("Plaintiff"), by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

NATURE OF THE ACTION

1.   Plaintiff brings this class action on behalf of the public stockholders of MCG Capital Corporation ("MCGC" or the "Company") against the members of MCGC's Board of Directors (the "Board" or the "Individual Defendants") for their breaches of fiduciary duties arising out of their attempt to sell the Company to

PennantPark Floating Rate Capital Ltd. ("PFLT") by means of a flawed process and for an inadequate price.

2.   On April 29, 2015, PFLT and the Company announced a definitive agreement under which PFLT, through its wholly-owned subsidiaries PFLT Panama, LLC ("Merger Sub One") and PFLT Funding II, LLC ("Merger Sub Two," and collectively "Merger Subs"), will acquire all of the outstanding shares of MCGC (the "Proposed Transaction"). In the Proposed Transaction, MCGC stockholders will receive a number of shares of PFLT common stock equal to $4.521 divided by the greater of (a) the net asset value ("NAV") per share of PFLT common stock (computed no more than 48 hours before the effective time of the merger, excluding Sundays and holidays) and (b) the volume-weighted average price per share (calculated to the nearest one-thousandth of one cent) of PFLT common stock on the NASDAQ Global Select Market for the consecutive period of ten trading days concluding at the close of trading on the second trading day immediately preceding the date of the effective time of the Proposed Transaction for each MCGC share. In addition, MCGC stockholders will receive $0.226 in cash from PennantPark Investment Advisers, LLC (the "Investment Adviser"), PFLT's external investment adviser. Further, to the extent PFLT's ten-day volume-weighted average price is less than PFLT's NAV, the Investment Adviser will pay up to an additional $0.25 per PFLT share issued in this transaction. The

Proposed Transaction is valued at approximately $175.0 million. Following the closing of the Proposed Transaction, MCGC stockholders will own approximately 44% of the combined Company. The Board members have breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given MCGC's recent stock price and inherent value, as well as its future growth prospects, the consideration MCGC stockholders will receive is inadequate and undervalues the Company.

3.   Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with unreasonable deal protection devices that serve to prevent other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated April 28, 2015 (the "Merger Agreement"), the defendants agreed to: (i) a strict "no-solicitation" provision that prohibits the Company from soliciting other potential acquirers or from continuing ongoing discussions with potential acquirers; and (ii) a provision that requires the Company to pay PFLT a termination fee of $7 million in cash in order to enter into a transaction with a superior bidder. These provisions unreasonably inhibit the Board's ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of MCGC.

4.   The Individual Defendants have breached their fiduciary duties, and MCGC, PFLT, and Merger Sub have aided and abetted such breaches by MCGC's officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until the Individual Defendants cure their breaches of fiduciary duty.

PARTIES

5.   Plaintiff is, and has been at all relevant times, the owner of shares of common stock of MCGC.

6.   Defendant MCGC is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 1001 19th Street North, 10th Floor, Arlington, Virginia 22209. MCGC is a solutions-focused commercial finance company providing capital and advisory services to lower middle-market companies throughout the United States.

7.   Defendant Keith Kennedy ("Kennedy") has been President since March 2014 and has been Chief Executive Officer ("CEO") and a director of the Company since April 2014.

8.   Defendant Richard W. Neu ("Neu") has been a director of the Company since 2009 and is the Chairman of the Board. Neu is expected to continue as a director of PFLT following the closing of the Proposed Transaction.

9.   Defendant Kim D. Kelly ("Kelly") has been a director of the Company since 2004.

10.   Defendant Kenneth J. O'Keefe ("O'Keefe") has been a director of the Company since 2001. O'Keefe is expected to continue as a director of PFLT following the closing of the Proposed Transaction.

11.   Defendant Gavin Saitowitz ("Saitowitz") has been a director of the Company since 2009.

12.   Defendants referenced in ¶¶ seven through eleven are collectively referred to as the Individual Defendants and/or the Board.

13.   Defendant PFLT is a Maryland corporation with its headquarters located at 590 Madison Avenue, 15th Floor, New York, New York 10022. PFLT is a business development company that primarily invests in middle-market private companies in the form of floating rate senior secured loans.

14.   Defendant Merger Sub One is a Delaware limited liability company wholly owned by PFLT that was created for the purposes of effectuating the Proposed Transaction.

15.   Defendant Merger Sub Two is a Delaware limited liability company wholly owned by PFLT that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

16.   By reason of the Individual Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and

the other public stockholders of MCGC and owe them, as well as the Company, the duties of care, loyalty, good faith, and candor.

17.   Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's stockholders and, if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium. To comply diligently with their fiduciary duties, the Individual Defendants may not take any action that:

(a)   adversely affects the value provided to the corporation's stockholders;

(b)   favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)   adversely affects their duty to search for and to secure the best value reasonably available under the circumstances for the corporation's stockholders; and/or

(d)   will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

18. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants' loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.

19. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, and good faith, owed to Plaintiff and the other public stockholders of MCGC.

<u>CLASS ACTION ALLEGATIONS</u>

20. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of all persons and/or entities that own MCGC common stock (the "Class"). Excluded from the Class are the defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns, and any entity in which the defendants have or had a controlling interest.

21. This action is properly maintainable as a class action.

22.   The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of April 28, 2015, more than 37 million shares of common stock were represented by the Company as outstanding.

23.   Questions of law and fact are common to the Class, including, *inter alia*, the following:

(i)   Have the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)   Have the Individual Defendants breached their fiduciary duty to maximize stockholder value for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)   Have the Individual Defendants breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iv)   Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)   Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vi)   Have MCGC, PFLT, and Merger Subs aided and abetted the Individual Defendants' breaches of fiduciary duty; and

(vii)   Whether the Class is entitled to injunctive relief or damages as a result of the defendants' wrongful conduct.

24.   Plaintiff's claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of the defendants' wrongful conduct as alleged herein.

25.   Plaintiff will fairly and adequately protect the interests of the Class and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

26.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members' ability to protect their interests.

27.   Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Company Background and its Poise for Growth

28.   MCGC is a solutions-focused commercial finance company that provides capital and advisory services to lower middle-market companies throughout the United States.   Generally, MCGC's portfolio companies use MCGC's capital investment to finance acquisitions, recapitalizations, buyouts, organic growth, working capital, and other general corporate purposes.

29.   Over the past year, MCGC has done well to improve its financial standing. In April and May 2014, the Company's stock was at five-year lows, reaching $3.36 on April 1, 2014. One action that has done much to improve the Company was the appointment of Kennedy as CEO. Kennedy's tenure as CEO of the Company has seen MCGC's stock rise back above $4.00 per share, closing at $4.10 on April 28, 2015, the day before the announcement of the Proposed Transaction.   Indeed, the press release announcing the Proposed Transaction quoted Individual Defendant Neu, as follows: "We are very appreciative of the leadership provided by Keith Kennedy and the extraordinary efforts of Keith and his team that enabled MCGC to deliver a high quality, liquid and unlevered

balance sheet as part of this transaction." Neu then reiterated his gratitude to Kennedy and underscored his accomplishments during a conference call on April 29, 2015 discussing the Proposed Transaction:

> I would . . . like to express my personal gratitude for the extraordinary talent and leadership provided by our CEO, Keith Kennedy, over the past year. Keith arguably inherited one of the most challenging balance sheets and investment portfolios in the [business development company] sector and ***successfully transformed it into what I believe is one of the most liquid and safest***.

(Emphasis added).

30.   On August 7, 2014, the Company issued a press release announcing its financial results for the second quarter of 2014, during which Kennedy became CEO of the Company. The Company listed the following highlights for the quarter:

- Net operating income, or NOI, was $0.6 million, or 0.01 per share;

- Net loss was $5.3 million, or $0.09 per share, principally related to the strategic exit of education investments;

- We made $2.7 million of advances to existing portfolio companies;

- We monetized $128.2 million of our portfolio;

- At June 30, 2014, we had $69.4 million in unrestricted cash and $129.5 million in restricted cash from our small business investment company, or SBIC. In addition, we had $2.2 million in other restricted cash accounts; and

- We repurchased 13,313,493 shares of our common stock at a weighted average purchase price of $3.55 equal to a 19.7%

discount to our June 30, 2014 Net Asset Value, or NAV, per share. On August 5, 2014, our board of directors authorized a new stock repurchase program of up to $50.0 million effective as of August 12, 2014.

In addition, the Company declared a $0.05 per share dividend. According to the quarterly report on Form 10-Q filed by the Company with the United States Securities and Exchange Commission (the "SEC") on August 7, 2014, MCGC's NAV per share at the close of the second quarter was $4.42.

31. Then, on October 29, 2014, the Company issued a press release announcing its financial results for the third quarter of 2014, Kennedy's first full quarter as CEO of MCGC. During the quarter, MCGC improved its net income to $1.3 million, or $0.03 per share. The Company also announced the following highlights:

- We made $0.6 million of advances to existing portfolio companies;

- We monetized $106.1 million of our portfolio;

- At September 30, 2014, we had $114.6 million in unrestricted cash and $1.6 million in other restricted cash accounts;

- We *prepaid in full the $150 million of small business investment company, or SBIC, debentures* owed to the United States Small Business Administration, or SBA, by Solutions Capital I, L.P., or Solutions Capital, and as of September 30, 2014, we had no outstanding borrowings or borrowing facilities; and

- We repurchased 8,285,836 shares of our common stock at a weighted average purchase price of $3.97 equal to an 11.4% discount to our September 30, 2014 NAV per share.

(Emphasis added). In addition, according to the quarterly report on Form 10-Q filed by the Company with the SEC on October 29, 2014, the Company improved its NAV per share to $4.48.

32. The fourth quarter of 2014 saw further improvement in MCGC's financials. On March 2, 2015, the Company issued a press release announcing its financial results for the fourth quarter and full year 2014. Once again, the Company improved its net income, earning $2.1 million, or $0.05 per share, in the fourth quarter. The Company announced the following highlights:

- Net income was $2.1 million, or $0.05 per share, for the fourth quarter. Net loss was $20.8 million, or $0.38 per share, for the year ended December 31, 2014;

- For the quarter and year we made $0.1 million and $10.0 million, respectively, of originations and advances to existing portfolio companies;

- We monetized $21.4 million and $282.1 million of our portfolio for the quarter and year, respectively;

- As of December 31, 2014, we had $105.8 million in unrestricted cash and $1.4 million in other restricted cash accounts;

- As of December 31, 2014, we had no outstanding borrowings or borrowing facilities; and

- For the quarter and year, we repurchased 7,827,960 and 32,186,556 shares of our common stock at weighted average purchase prices of $3.74 and $3.73, respectively, including 4,859,744 shares purchased on December 10, 2014 in a modified "Dutch Auction" tender offer at $3.75 per share.

Once again, the Company improved its NAV per share, closing 2015 at $4.69.

33. Finally, on April 29, 2015, the same day that the Proposed Transaction was announced, the Company issued a separate press release announcing the Company's financial results for the first quarter of 2015. Notably, the Company announced net income of $1.3 million, or $0.03 per share. The first quarter of 2015 was Kennedy's third full quarter as CEO of the Company and likewise was MCGC's third consecutive quarter of positive net income. In addition, the Company pointed out the following financial highlights:

- Realized 8% IRR on the exit of our equity investment in RadioPharmacy Investors, LLC, or RadioPharmacy;

- For the quarter, we repurchased 1,061,075 shares of our common stock at a weighted average purchase price of $3.93;

- Including the April 1, 2015 collection of RadioPharmacy proceeds, we had $129.0 million or $3.48 per outstanding share of unrestricted cash;

- We had no loans on non-accrual, at cost or fair value, and reported leverage for each loan is less than 4.0x; and

- We monetized $27.4 million of our portfolio and in April 2015 we entered into an agreement to sell our equity investments in Broadview Networks Holdings, Inc. at par.

Yet again, the Company raised its NAV per share, finishing the first quarter of 2015 with NAV per share of $4.75.

The Proposed Transaction Fails to Maximize Stockholder Value

34.   In a press release dated April 29, 2015, the Company announced that it had entered into a Merger Agreement with PFLT pursuant to which PFLT, through Merger Subs, will acquire all of the outstanding shares of the Company. In exchange, MCGC stockholders will receive a number of shares of PFLT common stock equal to $4.521 divided by the greater of (a) NAV per share of PFLT common stock (computed no more than 48 hours before the effective time of the merger, excluding Sundays and holidays) and (b) the volume-weighted average price per share (calculated to the nearest one-thousandth of one cent) of PFLT common stock on the NASDAQ Global Select Market for the consecutive period of ten trading days concluding at the close of trading on the second trading day immediately preceding the date of the effective time of the Proposed Transaction for each MCGC share. In addition, MCGC stockholders will receive $0.226 in cash from the Investment Adviser. Further, to the extent PFLT's ten-day volume-weighted average price is less than PFLT's NAV, the Investment Adviser will pay up to an additional $0.25 per PFLT share issued in this transaction. The Proposed Transaction is valued at approximately $175.0 million.

35.   Given the history of the Company's stock price, the Company's inherent value, and the Company's growth prospects, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

36.   Again, MCGC is in a rebuilding phase. While the Company's stock was at five-year lows nearly a year ago, MCGC has battled back, raising its stock price above $4.00 per share. In addition, despite a dramatic plunge that saw the Company's stock drop more than $1.00 per share in October 2014, MCGC stock regained its losses between October 2014 and April 2015 to close at $4.10 per share on April 28, 2015, the day before the announcement of the Proposed Transaction.

37.   In addition, the consideration offered in connection with the Proposed Transaction provides only a 15.8% premium to MCGC's closing stock price on April 28, 2015 and no premium to the Company's per share NAV. According to the Company's quarterly report on Form 10-Q filed with the SEC on April 29, 2015, the Company's NAV per share as of March 31, 2015 was $4.75, the same value as the consideration offered in connection with the Proposed Transaction. Accordingly, based on its NAV, MCGC stockholders will not receive any premium for turning over control of the Company to PFLT.

38.   Further underscoring the inadequacy of the Proposed Transaction, on May 4, 2015, HC2 Holdings, Inc. ("HC2") made an unsolicited offer for the Company.   According to the press release announcing HC2's offer, MCGC stockholders would receive:

> (a) at the option of the MCG stockholders, either (i) .434 of a share of
> HC2 common stock (valued at $4.74 using the May 1 closing price of

HC2's common stock), or (ii) .191 of a share of a newly created class of HC2 cumulative perpetual preferred stock (which fractional amount has an initial liquidation preference of $4.774), with the proposed terms described in the proposal, and (b) $0.226 in cash[.]

Accordingly, HC2's offer has an implied value of $5.00 per share of MCGC common stock. As stated in the proposal sent to the Board by HC2, HC2's offer represents a 5.3% premium over the consideration offered in connection with the Proposed Transaction. Further, HC2's offer represents a superior 22% premium to MCGC's closing price on April 28, 2015, the day before the announcement of the Proposed Transaction, and at the very least, a premium to the Company's NAV as of March 31, 2015. The Board needs to give adequate consideration to the HC2 offer, and any other potential offers for the Company.

39. Further, following the closing of the Proposed Transaction, MCGC stockholders will be underrepresented on the combined PFLT board. Specifically, two seats will be added to the PFLT board following the Proposed Transaction has closed, to be filled by Individual Defendants Neu and O'Keefe. Accordingly, two of the seven directors on the new PFLT board, or 28%, will be MCGC representatives. However, MCGC will contribute more than 45% of the combined net asset value of the combined company, and MCGC stockholders will own approximately 44% of the combined company.

40. Nonetheless, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company's assets to PFLT.

41. PFLT is seeking to acquire the Company at the most opportune time, at a time when the MCGC's stock price is lower than the Company's inherent value and the Company is positioned for significant growth.

The Unreasonable Deal Protection Devices

42. In addition, as part of the Merger Agreement, defendants agreed to certain onerous and unreasonable deal protection devices that operate conjunctively to make the Proposed Transaction a *fait accompli* and potentially to preclude competing offers for the Company from emerging.

43. Section 6.4(a) of the Merger Agreement includes a "no solicitation" provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by PFLT. Section 6.4(a) also requires that the Company terminate any and all prior or ongoing discussions with other potential acquirers.

44. Pursuant to Section 6.3(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify PFLT of the bidder's identity and the terms of the bidder's offer within forty-eight hours. Section 6.4(b) requires MCGC to provide PFLT with any information given to a

third-party bidder that was not provided to PFLT, and such bidder must enter into a confidentiality agreement similar to that executed by PFLT. If an unsolicited bidder should actually submit a superior proposal, the Merger Agreement requires the Board to give PFLT three business days during which the Board must negotiate with PFLT to amend the Merger Agreement so that the competing proposal is no longer a superior offer. In other words, the Merger Agreement grants PFLT access to any rival bidder's information and allows PFLT a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse because the Merger Agreement unfairly assures that any "auction" will favor PFLT, which can piggy-back on the due diligence of the foreclosed second bidder.

45. Section 8.2(b) of the Merger Agreement also provides that a termination fee of $7 million must be paid to PFLT by MCGC if the Company decides to pursue a competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

46. Ultimately, these deal protection provisions unreasonably restrain the Company's ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written *bona*

fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective "fiduciary out" under the circumstances.

47. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties
(Against All Individual Defendants)

48. Plaintiff repeats all previous allegations as if set forth in full herein.

49. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of MCGC and have acted to put their personal interests ahead of the interests of MCGC stockholders.

50. The Individual Defendants' recommendation of the Proposed Transaction will result in a change of control of the Company, which imposes heightened judicial scrutiny on the Board's process and its obligation to maximize MCGC's value for the benefit of the stockholders.

51. The Individual Defendants have breached their fiduciary duties owed to the stockholders of MCGC because, among other reasons:

(a) they failed to take steps to maximize the value of MCGC to its public stockholders and took steps to avoid competitive bidding;

(b)   they failed to properly value MCGC; and

(c)   they ignored or did not protect against the conflicts of interest resulting from the Board's own interrelationships or connection with the Proposed Transaction.

52.   As a result of the Individual Defendants' breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of MCGC's assets and will be prevented from benefiting from a value-maximizing transaction.

53.   Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

54.   Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting
(Against MCGC, PFLT, and Merger Subs)

55.   Plaintiff repeats all previous allegations as if set forth in full herein.

56.   As alleged in more detail above, defendants MCGC, PFLT, and Merger Subs have aided and abetted the Individual Defendants' breaches of fiduciary duties.

57.   As a result, Plaintiff and the Class members are being harmed.

58.   Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against the defendants jointly and severally, as follows:

(A)   declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B)   enjoining, preliminarily and permanently, the Proposed Transaction;

(C)   in the event that the Proposed Transaction is consummated prior to the entry of this Court's final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)   directing that the defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)   awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts; and

(F)   granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: May 6, 2015

OF COUNSEL:

LEVI & KORSINSKY, LLP
Shane T. Rowley
30 Broad Street, 24th Floor
New York, NY 10004
(212) 363-7500

RIGRODSKY & LONG, P.A.

By: */s/ Brian D. Long*
    Seth D. Rigrodsky (#3147)
    Brian D. Long (#4347)
    Gina M. Serra (#5387)
    Jeremy J. Riley (#5791)
    2 Righter Parkway, Suite 120
    Wilmington, DE 19803
    (302) 295-5310

Attorneys for Plaintiffs